================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 10)


                            ARV ASSISTED LIVING, INC.
                            -------------------------
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                          00204C107
--------------------------------------------------------------------------------
   (Title of class of securities)                              (CUSIP number)


     MARJORIE L. REIFENBERG, ESQ.                                ROBERT L. MESSINEO, ESQ.
LAZARD FRERES REAL ESTATE INVESTORS L.L.C.                     WEIL, GOTSHAL & MANGES LLP
        30 ROCKEFELLER PLAZA                                        767 FIFTH AVENUE
      NEW YORK, NEW YORK 10020                                  NEW YORK, NEW YORK 10153
          (212) 632-6000                                            (212) 310-8000
-----------------------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                                 APRIL 24, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 24 pages

================================================================================


NY2:\878362\04\$TQY04!.DOC\58120.0003

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 2
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Prometheus Assisted Living LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:      OO

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                                - 0 -
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                           7,595,069 shares of Common Stock
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                           - 0 -
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [X]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            43.50%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO

----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       2

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 3
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LF Strategic Realty Investors II L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO,
                  BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------- -------- --------------------------------------------- -------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                                  - 0 -
         SHARES
                          -------- --------------------------------------------- -------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                          7,970,069 shares of Common Stock
        OWNED BY
                          -------- --------------------------------------------- -------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                             - 0 -
       REPORTING
                          -------- --------------------------------------------- -------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                     7,970,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,970,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           44.69%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       3

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 4
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LFSRI II Alternative Partnership L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:  OO, BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                                  - 0 -
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          7,595,069 shares of Common Stock
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                             - 0 -
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           43.50%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!






                                       4

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 5
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LFSRI II - CADIM Alternative Partnership L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO,
                  BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- ----------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Delaware

------------------------------- -------- ------------------------------------------ ----------------------------------------------
          NUMBER OF                7     SOLE VOTING POWER:                               - 0 -
            SHARES
                                -------- ------------------------------------------ ----------------------------------------------
         BENEFICIALLY              8     SHARED VOTING POWER:                       7,595,069 shares of Common Stock
           OWNED BY
                                -------- ------------------------------------------ ----------------------------------------------
             EACH                  9     SOLE DISPOSITIVE POWER:                          - 0 -
          REPORTING
                                -------- ------------------------------------------ ----------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER:                  7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           43.50%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!






                                       5

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 6
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Lazard Freres Real Estate Investors L.L.C.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO,
                  BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                              - 0 -
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      7,970,096 shares of Common Stock
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                         - 0 -
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 7,970,096 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,970,096 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           44.69%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!






                                       6

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 7
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Lazard Freres & Co. LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO,
                  BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                              - 0 -
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      7,970,096 shares of Common Stock
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                         - 0 -
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 7,970,096 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,970,096 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           44.69%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!






                                       7

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 8
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LFSRI II Assisted Living LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                              - 0 -
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      375,000 shares of Common Stock
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                         - 0 -
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 375,000 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       375,000 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           2.1%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                     This Amendment No. 10 to Schedule 13D (the "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnersip ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), Lazard Freres & Co. LLC, a New York limited liability company ("Lazard") and LFSRI II Assisted Living LLC, a Delaware limited liability company ("LFSRI II AL", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM , LFREI and Lazard, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D"). The Initial
Schedule 13D is hereby amended as follows:

Item 2.         Identity and Background.
                -----------------------

                     (a), (b), (c) and (f). LFSRI II AL joins the other Reporting Persons in filing this Statement. The principal business office of LFSRI II AL is 30 Rockefeller Plaza, New York, New York 10020. LFSRI II AL's activities consist principally of making the term loans to the Company and holding the Warrant issued by the Company described in this Amendment. The managing member of LFSRI II AL is LFSRI. The other members of LFSRI II AL are LFSRI II AP and LFSRI CADIM. The general partner of each of LFSRI, LFSRI II AP and LFSRI CADIM is LFREI.

                     The information set forth in Amendment No. 9 to the Initial
Schedule 13D regarding Lazard and persons who may be deemed to be in control of Lazard hereby is amended and supplemented as follows: Lazard, a New York limited liability company, is the managing member of LFREI. The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Lazard are set forth on Schedule 1 attached hereto and incorporated by reference herein. Lazard is wholly-owned by Lazard LLC, a Delaware limited liability company ("LLLC") and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Lazard Board of LLLC and the Executive Committee of Lazard Strategic Coordination Company LLC ("Lazard Strategic"), a Delaware limited liability company which is wholly-owned by LLLC, control LLLC. Lazard Strategic manages LLLC. The name, business address, principal occupation or employment and citizenship of the members of the Lazard Board of LLLC and the Executive Committee of Lazard Strategic are set forth on Schedules 2 and 3, respectively, attached hereto and are incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, DE 19807-4649 and the principal business office of Lazard Strategic is c/o Corporation Trust, 1209 Orange Street, Wilmington, DE 19806. Lazard, on behalf of LLLC and Lazard Strategic, disclaims any beneficial ownership such entities may be deemed to have of any of the shares of Common Stock reported in this statement.

                     (d) and (e). During the last five years, none of LFSRI II AL, LLLC, Lazard Strategic or, to the best knowledge of the Reporting Persons, any individual listed on Schedules 1, 2 or 3 of this Amendment or Schedule 2 of Amendment No. 9 to the Initial Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.         Purpose of Transaction.
                ----------------------

                     On April 24, 2000, LFSRI II AL and the Company entered into a Term Loan Agreement (the "Loan Agreement"). Pursuant to the Loan Agreement, LFSRI II AL agreed to make available to the Company, on the terms and subject to the conditions contained in the Loan Agreement, term loans in an aggregate principal amount not to exceed $10,000,000, subject to possible reduction as provided in the Loan Agreement. In the Loan Agreement, the Company represented and warranted to LFSRI II AL that the proceeds of the term loans would be used by the Company solely (i) to finance existing indebtedness of the Company and its subsidiaries, and for the payment of related transaction costs, fees and expenses and (ii) for working capital and general corporate purposes.

                     In connection with the execution and delivery of the Loan Agreement, the Company executed and delivered to LFSRI II AL a warrant, dated April 24, 2000 (the "Warrant"), entitling LFSRI II AL to purchase, subject to the terms and conditions set forth therein, up to 750,000 shares of Common Stock at a per share exercise price of $3, subject to adjustment as set forth in the Warrant. The Warrant provides that in the event that Company does not borrow an aggregate of $10,000,000 under the Loan Agreement, the number of shares of Common Stock for which the Warrant will be exercisable will, at any time, be equal to (x) 75,000 shares of Common Stock, as such number may be adjusted pursuant to Section 4 of the Warrant (such adjustment in such Section 4 to be calculated assuming that the number of shares of Common Stock for which the Warrant is exercisable on the Closing Date set forth in the Loan Agreement is 75,000 shares) multiplied by (y) the aggregate amount of borrowings made under the Loan Agreement at such time divided by $1,000,000.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                     (a) As of April 27, 2000, Prometheus beneficially owned 7,595,069 shares of Common Stock, such ownership representing 43.50% of the issued and outstanding Common Stock based upon the Company's representation and warranty in the Warrant that as of April 24, 2000, there are 17,459,689 shares of Common Stock issued and outstanding. As of such date, LFSRI II AL beneficially owned 375,000 shares of Common Stock (or 2.1% of the issued and outstanding shares, including the shares that presently are subject to purchase under the Warrant) by reason of its ownership rights in, and the exercisability of, the Warrant. The other Reporting Persons have no ownership interest in the shares of Common Stock beyond their respective direct and indirect interests in Prometheus and LFSRI II AL.

                     (b) By reason of their status as managing members of Prometheus, LFSRI, LFSRI II AP and LFSRI CADIM are reported as each sharing with Prometheus the power to vote or to direct the vote and dispose or direct the disposition of the shares of Common Stock beneficially owned by Prometheus. By reason of LFREI's control of each of the managing members and Lazard's control of LFREI, LFREI and Lazard also are reported as sharing the power to vote or to direct the vote and dispose or direct the disposition of such shares. By reason of its status as managing member of LFSRI II AL, LFSRI is reported as sharing with LFSRI II AL the power to vote or to direct the vote and dispose or direct the disposition of the shares beneficially owned by LFSRI II AL. By reason of LFREI's control of LFSRI and Lazard's control of LFREI, LFREI and Lazard also are reported as sharing the power to vote or to direct the vote and dispose or direct the disposition of such shares. Notwithstanding the foregoing, Lazard continues to disclaim any beneficial ownership of any of the shares of Common Stock reported in this Amendment.

                     (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 in the Initial
Schedule 13D, have acquired or disposed of any shares of Common Stock since the filing of the last amendment to the Initial Schedule 13D, other than the receipt of the Warrant reported herein.

                     (d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                -------------------------------------------------------------


                     See Item 4 for a description of the Warrant executed and delivered by the Company in favor of LFSRI II AL and the rights of LFSRI II AL to acquire shares of Common Stock from the Company upon exercise of the Warrant.

                     Pursuant to the terms of the Warrant, LFSRI II AL may request the Company to effect the registration under the Securities Act of 1933, as amended, of either (i) 350,000 or more shares of Common Stock purchased upon exercise of the Warrant ("Warrant Stock") or (ii) Warrant Stock with an anticipated aggregate offering price of at least $1,000,000. The Company is not required to effect more than one such registration of any Warrant Stock in any 12-month period. The Company also granted to LFSRI II AL certain incidental or "piggyback" registration rights pursuant to the terms of the Warrant.

Item 7.         Material to be Filed as Exhibits.
                --------------------------------

Exhibit 1 Warrant, dated April 24, 2000, to purchase shares of Common Stock of the Company.

Exhibit 2 Joint Filing Agreement by and among the Reporting Persons, dated April 24, 2000.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 28, 2000


                PROMETHEUS ASSISTED LIVING LLC

                          By  LF Strategic Realty Investors II L.P.,
                                    its managing member,

                                    by  Lazard Freres Real Estate
                                               Investors L.L.C.,
                                               its general partner,

                                               by  /s/John A Moore
                                                   -----------------------
                                                    Name:  John A. Moore
                                                    Title:  Principal & Chief
                                                             Financial Officer


                LF STRATEGIC REALTY INVESTORS II L.P.

                          By  Lazard Freres Real Estate Investors
                                    L.L.C., its general partner,

                                    by  /s/John A. Moore
                                        -------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer


                LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                          By  Lazard Freres Real Estate Investors
                                    L.L.C., its general partner,

                                    by  /s/John A. Moore
                                        ------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer

                LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                          By  Lazard Freres Real Estate Investors
                                    L.L.C., its general partner,

                                    by  /s/John A. Moore
                                        --------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer


                LAZARD FRERES REAL ESTATE
                INVESTORS L.L.C.

                                    by  /s/John A. Moore
                                        --------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer


                LAZARD FRERES & CO. LLC

                                    by  /s/Melvin L. Heineman
                                        ---------------------------
                                         Name:  Melvin L. Heineman
                                         Title:  Managing Director



                LFSRI II ASSISTED LIVING LLC

                                    By  LF Strategic Realty Investors II L.P.,
                                        its managing member,

                                        by  Lazard Freres Real Estate
                                                Investors L.L.C.
                                                its general partner,

                                                by  /s/John A. Moore
                                                    --------------------------
                                                    Name:  John A. Moore
                                                    Title:  Principal & Chief
                                                            Financial Officer

                                   SCHEDULE 1

                     Set forth below are the names of each of the executive officers and directors of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                                   Business Address and
                                   Principal Occupation
Name                               (if other than as indicated above)                   Citizenship
----                               ----------------------------------                   -----------
Michel A. David-Weill              Chairman and Chief Executive of Lazard LLC           France

John C. Adams                      Lazard Freres & Co. LLC
                                   200 West Madison
                                   Suite 2200
                                   Chicago, IL  60606

Eileen D. Alexanderson

William R. Araskog

Robert A. Baer, Jr.

Scott P. Barasch

F. Harlan Batrus

Gerardo Braggiotti                 Lazard Freres & Cie.                                 Italy
                                   121 Boulevard Haussmann
                                   75382 Paris Cedex 08 France

David Braunschvig

Charles L. Carroll

Allan M. Chapin

Norman Eig

Richard P. Emerson                 Lazard Freres & Co. LLC
                                   Four Embarcadero Center
                                   Suite 650
                                   San Francisco, CA  94111


                                       14

                                   Business Address and
                                   Principal Occupation
Name                               (if other than as indicated above)                   Citizenship
----                               ----------------------------------                   -----------

Eli H. Fink

Albert H. Garner

James S. Gold

Steven J. Golub

Robert L. Goodman

Herbert W. Gullquist

Pehr G. Gyllenhammer               Lazard Brothers & Co., Limited                       United Kingdom
                                   21 Moorfields
                                   London EC2P 2HT
                                   United Kingdom

Thomas R. Haack

Paul J. Haigney                    Lazard Freres & Co. LLC
                                   Four Embarcadero Center
                                   Suite 650
                                   San Francisco, CA  94111

Eric S. Hanson

Yasushi Hatakeyama                                                                      Japan

Melvin L. Heineman

Scott D. Hoffman

Robert E. Hougie                                                                        United Kingdom

Kenneth M. Jacobs

Vernon E. Jordan, Jr.

James L. Kempner

Robert C. Larson


                                       15

                                   Business Address and
                                   Principal Occupation
Name                               (if other than as indicated above)                   Citizenship
----                               ----------------------------------                   -----------

William R. Loomis, Jr.             Deputy Chief Executive and
                                   Managing Director of
                                   Lazard Freres & Co. LLC


Matthew J. Lustig

Thomas E. Lynch

Gerald B. Mazzari

Mark T. McMaster

Michael G. Medzigian

Richard W. Moore, Jr.

Robert P. Morgenthau

Daniel T. Motulsky

Steven J. Niemczyk

James A. Paduano

Russell E. Planitzer

John R. Reinsberg

L. Gregory Rice

Barry W. Ridings

Luis E. Rinaldini                                                                       United Kingdom

Michael S. Rome

Stephen H. Sands

Frank A. Savage

Patrick Sayer                                                                           France

Gary S. Shedlin


                                       16

                                   Business Address and
                                   Principal Occupation
Name                               (if other than as indicated above)                   Citizenship
----                               ----------------------------------                   -----------

David L. Tashjian

J. Mikesell Thomas                 Lazard Freres & Co. LLC
                                   200 West Madison
                                   Suite 2200
                                   Chicago, IL  60606

Michael P. Triguboff               Lazard Asset Management                              Australia
                                     Pacific Co.
                                   Level 39
                                   Gateway
                                   1 Macquarie Place
                                   Sydney NSW 2000
                                   Australia

Ali E. Wambold

Michael A. Weinstock

Antonio F. Weiss

Kenneth C. Weiss

Alexander E. Zagoreos


                                   SCHEDULE 2

                           Lazard Board of Lazard LLC

                     Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:


                                          Principal Occupation
Name                                      and Business Address                               Citizenship
----                                      --------------------                               -----------
Michel A. David-Weill                     Chairman and Chief Executive of                     France
                                          Lazard LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020, USA

Antoine Bernheim                          Investor                                            France
                                          Chairman of Assicurazioni Generali S.p.A.
                                          Lazard Freres & Cie.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France

Francois Voss                             Managing Director of Lazard Freres & Cie.France
                                          Lazard Freres & Cie.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France

Didier Pfeiffer                           President du Conseil de Surveillance               France
                                          Fonds de Garantie des Assurances
                                          de Personnes
                                          30-32 rue de Taitbout
                                          75311 Paris Cedex 09 France


Alain Merieux                             President Directeur General (CEO)                  France
                                          BioMerieux S.A. and BioMerieux Alliance
                                          69280 Marcy L'Etoile
                                          France


Jean Guyot                                Investor                                            France
                                          Lazard Freres & Cie.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08France



                                       18

                                          Principal Occupation
Name                                      and Business Address                               Citizenship
----                                      --------------------                               -----------

Bruno M. Roger                            Managing Director of Lazard Freres & Cie.France
                                          Lazard Freres & Cie.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France

William R. Loomis, Jr.                    Deputy Chief Executive and                          USA
                                          Managing Director of
                                          Lazard Freres & Co. LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020

J. David Verey                            Chairman, Chief Executive, Managing                 United Kingdom
                                          Director and Executive Director of
                                          Lazard Brothers & Co., Limited
                                          21 Moorfields
                                          London EC2P 2HT
                                          United Kingdom

Gerardo Braggiotti                        Managing Director of Lazard Freres                  Italy
                                          & Cie. and Lazard Freres & Co. LLC
                                          Lazard Freres & Cie.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France


                                   SCHEDULE 3

        Executive Committee of Lazard Strategic Coordination Company LLC

                     Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:

                                          Principal Occupation
Name                                      and Business Address                               Citizenship
----                                      --------------------                               -----------
Michel A. David-Weill                     Chairman and Chief Executive of                     France
                                          Lazard LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020, USA

Gerardo Braggiotti                        Managing Director of Lazard Freres                  Italy
                                          & Cie. and Lazard Freres & Co. LLC
                                          Lazard Freres & Cie.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France

Norman Eig                                Managing Director                                   USA
                                          of Lazard Freres & Co. LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020

Kenneth M. Jacobs                         Managing Director                                   USA
                                          of Lazard Freres & Co. LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020

William R. Loomis, Jr.                    Deputy Chief Executive and                          USA
                                          Managing Director of
                                          Lazard Freres & Co. LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020

Bruno M. Roger                            Managing Director of Lazard Freres & Cie.           France
                                          Lazard Freres & Cie.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France



                                       20

                                          Principal Occupation
Name                                      and Business Address                               Citizenship
----                                      --------------------                               -----------

J. David Verey                            Chairman, Chief Executive, Managing      United
                                          Director and Executive Director of                 Kingdom
                                          Lazard Brothers & Co., Limited
                                          21 Moorfields
                                          London EC2P 2HT
                                          United Kingdom



                                 EXHIBIT INDEX



Exhibit 1 Warrant, dated April 24, 2000, to purchase shares of Common Stock of the Company.

Exhibit 2 Joint Filing Agreement by and among the Reporting Persons, dated April 24, 2000.






                                       22